

March 30, 2022

Joseph Busky
Chief Executive Officer
Coronado Topco, Inc.
1001 Route 202
Raritan, NJ 08869

> **Re: Coronado Topco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 14, 2022**
> **File No. 333-262434**

Dear Mr. Busky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Risk Relating to the Combinations
The Topco Bylaws will designate the Court of Chancery of the State of Delaware (the Court of Chancery) as the sole and exclusive forum...., page 40

1. We note your response to comment 4. With regard to the federal forum provision, please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Unaudited Pro Forma Combined Financial Information, page 76

2. We note your revisions in response to prior comment 6, which included changing the title

of the pro forma line item from "Cost of revenue excluding amortization of intangible assets" to "Cost of revenue." However, it appears that Ortho's Cost of revenue line item still excludes amortization for intangibles and that you continue to adjust Quidel's Cost of revenues to exclude amortization for intangibles. Please revise your Cost of revenue line item to accurately reflect its composition by identifying the components excluded.

Business of Ortho
Ortho's Competitive Strengths, page 175

3. We note your response to comment 9, which we reissue in part. Please place your selected disclosure in appropriate context with reference to the material terms of your agreement with Creative Testing Solutions, including quantification of the benefits and obligations, term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed.

4. We note your response to comment 10, which we reissue in part. Please revise to describe and quantify the benefits and obligations under your agreement with Quotient and disclose the term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed. We note on pages 202 and 205 that you describe a "non-refundable upfront payment of $7.5 million" connected to this agreement, but in your correspondence you also suggest that this payment was contingent on the achievement of "certain milestones." Please clarify the nature of this payment.

Collaboration Arrangements, page 188

5. We note your response to comment 13. Please revise to describe and quantify the benefits and obligations under the collaboration agreement with Grifols and disclose the term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Ortho
Segment Results, page 209

6. We note your table of Adjusted EBITDA by segment reconciles to your non-GAAP measure Adjusted EBITDA. This presentation appears to give greater prominence to the non-GAAP measure when compared to Net Loss, which may not be consistent with Item 10(e)(1)(i)(A) of Regulation S-K. In addition, your reconciliation does not appear consistent with Item 10(e)(1)(i)(B) of Regulation S-K as you are not reconciling Total Adjusted EBITDA with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please revise your presentation as appropriate, or describe the reasons a change is not necessary. Please make any corresponding changes to fiscal 2020 compared to fiscal 2019.

7. Since you have changed the basis by which you measure segment profitability from Management EBITDA to Adjusted EBITDA, please remove your presentation of fiscal 2020 and fiscal 2019 non-GAAP Management EBITDA from the filing or clarify why it remains necessary and appropriate disclosure.

The Combinations
Opinion of J.P. Morgan Securities LLC as Financial Advisor to Ortho, page 257

8. We note your response to comment 15. As it relates to the fairness opinion of JP Morgan Securities, we reissue the comment. Please specifically describe the "certain operational characteristics and/or certain financial metrics" that served as the selection criteria for the publicly traded companies analysis.

Unaudited Forward-Looking Financial Information, page 263

9. We note your response to comment 16, which we reissue. Please revise to specifically describe the assumptions that were used to produce the projections, rather than merely list the factors that could affect the figures presented.

10. We note your response to comment 3. As it relates to your amended disclaimer on page 264 that "Quidel stockholders are cautioned not to place undue reliance on the Quidel Management Projections," we reissue the comment. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.

Comparison of Rights of Holders of Quidel, Ortho, and TopCo, page 316

11. We note your response to comment 20. Please provide us with a revised analysis that addresses the proposed change, if any, to the authorized capital stock of TopCo as well as the provisions governing Carlyle's board designation rights. In the alternative, please present approval of TopCo's charter as a separate proposal and present each provision of TopCo's organizational documents that represents a material change to the rights of Quidel and Ortho shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders.

    You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Branden C. Berns, Esq.